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ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18872 MacArthur Boulevard, Suite 100
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300 (Address) Kansas City, (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
122

BB 3/11

OATH OR AFFIRMATION

I, Kathleen McPherson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Coast Securities, Inc. of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen McPherson
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2010, by Kathleen McPherson CEO, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CHRIS STOCKS
COMM. # 1801548
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JUNE 14, 2012

(Seal) Signature ______

WEAVER & MARTIN

Board of Directors
Newport Coast Securities, Inc.
Irvine, California

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Newport Coast Securities, Inc. (the Company) as of December 31, 2009 and related statements of operations, cash flows, and stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Coast Securities, Inc. as of December 31, 2009 and the results of its operations ,cash flows, and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied to the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver & Martin, LLC

Weaver & Martin
Kansas City, Missouri
February 26, 2010

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

NEWPORT COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current assets:		
Cash and equivalents, unrestricted	$	614,239
Cash and equivalents, restricted - clearing broker deposits		311,670
Commissions receivable		683,411
Investments at market:		
Securities		482,027
Contract Advance		154,445
Due from affiliates		10,797
Prepaid expenses		117,850
Total current assets		2,374,439
Fixed assets:		
Furniture, fixtures and equipment, net of accumulated depreciation of $102,373		35,124
Other assets:		
Deposits		36,471
Total other assets		36,471
Total assets	$	2,446,034

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Current liabilities:		
Accounts payable	$	133,892
Accrued expenses		713,400
Accrued legal reserve		347,500
Due to affiliates		595,612
Total current liabilities		1,790,404
Stockholders' Equity		
Common stock, $10 par value, 1,000 shares authorized 115 shares issued and outstanding as of December 31, 2009		1,150
Additional paid in capital		1,164,314
Retained earnings		331,190
Accumulated other comprehensive loss		(841,024)
Total stockholders' equity		655,630
Total liabilities and stockholders' equity	$	2,446,034

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue:		
Commissions	$	6,998,826
Investment banking fees		2,435,941
Selling concessions:		
Insurance		923,740
Mutual funds		630,034
Dividend income		212
Interest income		7,738
Managed fee accounts		265,767
Trading gains		230,491
Clearing charges		249,463
Other income		193,207
Total revenue		11,935,419
Direct expenses:		
Commission expense		8,371,847
Clearing charges		711,803
Data and quote services		256,982
Filing fees		15,728
Total direct costs		9,356,360
Gross profit		2,579,059
Operating expenses		1,800,020
Net Income before provision for income tax		779,039
Provision for income tax		-
Net Income	$	779,039
Other Comprehensive income (loss):		
Unrealized loss on securities		(896,763)
Net Comprehensive Loss	$	(117,724)

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Share	Amount				
Balance, December 31, 2008	115	$ 1,150	$ 1,164,314	$ 55,739	$ (447,849)	$ 773,354
Other comprehensive income (loss)	-	-	-	(896,763)	-	(896,763)
Net Income	-	-	-	-	779,039	779,039
Balance, December 31, 2009	115	$ 1,150	$ 1,164,314	$ (841,024)	$ 331,190	$ 655,630

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net Income	$	779,039
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		15,851
Changes in operating assets and liabilities		
Accounts receivable		(240,849)
Advances		(154,445)
Prepaid expenses		(84,731)
Other assets		2,083
Accounts payable		64,993
Accrued legal reserve		347,500
Accrued expenses		303,407
Net cash provided by operating activities		1,032,848
Cash flows from investing activities:		
Purchase of fixed assets		(6,398)
Purchase of investments, net		(717,196)
Payments on notes receivable		277,197
Net cash used in investing activities		(446,397)
Cash flows from financing activities:		
Payments on capital lease		(12,223)
Net cash used in financing activities		(12,223)
Net increase in cash		574,228
Cash – beginning		351,681
Cash – ending	$	925,909
Supplemental disclosures:		
Interest paid	$	15,924
Income taxes paid	$	800

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

There were no liabilities subordinated to the claims of creditors at the beginning of, end of, or at any time during the year ended December 31, 2009.

NEWPORT COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 – Nature of Business

Newport Coast Securities, Inc. (formerly Grant Bettingen, Inc.) was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All the common stock of the Company is owned by Rubicon Financial Incorporated (the "Parent"). On September 30, 2009, the Company changed its name from Grant Bettingen, Inc. to Newport Coast Securities, Inc.

Note 2 – Summary of Accounting Policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments

At December 31, 2009, our financial instruments consist of cash, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value.

Revenue recognition

The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents

The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Available-for-sale securities
The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity.

Property and Equipment
Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective assets are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2009.

Recent issued accounting Standards
On July 1, 2009, FASB issued SFAS No. 168, "*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*", also known as FASB Accounting Standards Codification ("ASC") 105, "Generally Accepted Accounting Principles" ("ASC 105") (the Codification"). ASC 105 establishes the exclusive authoritative reference for U.S. GAAP for use in financial statements, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. The Codification will supersede all existing non-SEC accounting and reporting standards. Management has determined that adoption of this pronouncement has not material impact on the financial statements.

The FASB issued ASC subtopic 855-10 (formerly SFAS 165 "*Subsequent Events*"), incorporating guidance on subsequent events into authoritative accounting literature and clarifying the time following the balance sheet date which management reviewed for events and transactions that may require disclosure in the financial statements. The Company adopted this standard effective the second quarter of 2009. The standard increased our disclosure by requiring disclosure reviewing subsequent events. ASC 855-10 is included in the "Subsequent Events" accounting guidance.

In April 2009, the FASB issued ASC subtopic 820-10 (formerly Staff Position No. FAS 157-4, *Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly")*. ASC 820-10 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. FSP 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. The Company evaluated the effect of the adoption of

FSP 157-4 and determined that it did not have a material impact on its results of operations and financial position.

In July 2006, the FASB issued ASC subtopic 740-10 (formerly Interpretation No. ("FIN") 48, *"Accounting for Uncertainty in Income Taxes"*). ASC 740-10 sets forth a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation is based on a two-step approach. The first step requires an entity to evaluate whether the tax position would "more likely than not," based upon its technical merits, be sustained upon examination by the appropriate taxing authority. The second step requires the tax position to be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. In addition, previously recognized benefits from tax positions that no longer meet the new criteria would no longer be recognized. The application of this Interpretation will be considered a change in accounting principle with the cumulative effect of the change recorded to the opening balance of retained earnings in the period of adoption. Adoption of this new standard did not have a material impact on our financial position, results of operations or cash flows.

In April 2008, the FASB issued ASC 815-40 (formerly Emerging Issues Task Force ("EITF") 07-05, *"Determining whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock"*). ASC815-40 applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, and to any freestanding financial instruments that are potentially settled in an entity's own common stock. ASC 815-40 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this pronouncement did not have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued ASC 105 *Accounting Standards Codification* TM *and the Hierarchy of Generally Accepted Accounting Principles*. The FASB Accounting Standards Codification TM (the "Codification") has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP"). All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws, however, will continue to be the source of authoritative generally accepted accounting principles for SEC registrants. Effective September 30, 2009, all references made to GAAP in our consolidated financial statements will include references to the new Codification. The Codification does not change or alter existing GAAP and, therefore, did not have an impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued changes to the consolidation guidance applicable to a variable interest entity (VIE). FASB ASC Topic 810, "Consolidation," amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity's economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. FASB ASC 810 also requires enhanced disclosures about an enterprise's involvement with a VIE. Topic 810 is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. This will not have an impact on the Company's financial position, results of operations or cash flows.

In June 2009, the FASB issued Financial Accounting Standards Codification No. 860 - Transfers and Servicing. FASB ASC No. 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. FASB ASC No. 860 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This will not have an impact on the Company's financial position, results of operations or cash flows.

In November 2008, the Securities and Exchange Commission ("SEC") issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2009, the Company had net capital of $445,145 and was $345,145 in excess of its required net capital of $100,000.

Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with Penson Financial Services, Inc. and Wedbush Morgan Securities, Inc. Pursuant to these agreements, the Company is required to maintain a deposit account with each respective clearing firm in amounts determined based on the Company's transaction volume. As of December 31, 2009, the Company maintained deposits of $250,405 and $61,265, respectively.

Note 5 – Commissions receivable

Amounts receivable from clearing organizations and others at December 31, 2009 consisted of the following:

Penson Financial Services	$ 567,084
Wedbush Morgan Securities	116,327
	$ 683,411

Note 6 – Income taxes

The Company follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company is included in the consolidated federal and state tax returns filed by Rubicon Financial Incorporated, its parent company. As of December 31, 2009, there is a net operating loss carryforward of approximately $9,950,000 to offset any current and future income.

The provision for income taxes consists of the following:

	2009
Current tax	$ 260,000
Change in valuation allowance	(260,000)
	$ —

Reconciliation between income taxes at the statutory tax rate and the actual income tax provision for continuing operations follows:

Statutory tax rate	34%
Change in Valuation allowance	(34%)
Income tax provision	-%

Note 7 – Capital lease obligation

As of December 31, 2009, the Company has no equipment lease obligations.

Note 8 – Commitments and contingencies

As of December 31, 2009, the Company leased office space under a long-term lease agreement expiring in January of 2010. The amount due for January 2010 was $8,690. During January 2010, the Company moved its offices to another location as noted below.

On October 21, 2009, the Company entered into a long-term lease agreement commencing January 1, 2010 and ending on June 30, 2015. The annual lease payments due pursuant to this agreement are as follows:

Year Ending December 31,	Amount
2010	$ 125,880
2011	188,820
2012	193,016
2013	199,310
2014	205,604
2015	104,900
Total	$ 1,017,530

As of December 31, 2009, the Company is a party to three litigation events and has accrued a legal reserve of $347,500. Management feels it is highly unlikely that any expense associated with the current litigation would exceed the amount accrued.

Note 9 – Related Party Transactions
As of December 31, 2009, the Company has an amount due from an affiliate of $10,797 and an amount due to its parent company of $595,612. These amounts do not bear interest.

Note 10 – Stockholders' equity
As of December 31, 2009, the Company has 115 shares of its $10 par value common stock issued and outstanding. All 115 shares are owned by Rubicon Financial Incorporated. There are 1,000 shares authorized.

As of December 31, 2009, there are no outstanding options or warrants.

Note 11 – Investments at market
The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity.

As of December 31, 2009, the Company held securities with an aggregate cost of $1,323,051 and a fair market value, based on published prices, of $482,027. The accumulated unrealized loss on these securities is $841,024 as of December 31, 2009 and is shown as accumulated other comprehensive loss on these financial statements. The unrealized loss on securities during the year ended December 31, 2009 was $896,763 and is shown as other comprehensive loss on these financial statements.

Note 12 – Computation of determination of reserve requirements (Rule 15c3-3)
A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 13 – Information relating to possession or control requirements (Rule 15c3-3)
Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 14 – Subsequent events
The Company has evaluated all subsequent events through February 26, 2010, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

NEWPORT COAST SECURITIES, INC.
SCHEDULE I - SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2009

General and administrative expenses		
Automobile expense	$	15,265
Bank fees		4,196
Dues and subscriptions		9,064
Licenses and permits		8,594
Meals & entertainment		1,621
Office expense		81,200
Postage and delivery		30,586
Printing and reproduction		18,856
Professional development		4,888
Rent		243,001
Repairs and maintenance		2,465
Telephone expense		45,192
Utilities		3,446
Other expenses		14,125
Total general and administrative expenses		482,499
Consulting fees		3,500
Depreciation expense		15,851
Payroll and related expenses		688,983
Professional fees		423,650
Outside Services and other		185,537
Total expenses	$	1,800,020

NEWPORT COAST SECURITIES, INC.
SCHEDULE II – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE COMMISSION
December 31, 2009

Net Capital:		
Total stockholders' equity	$	655,630
Additions and/or allowable credits:		
Contingent legal reserves		300,000
Deductions and/or charges:		
Non-allowable assets:		
Property, plant and equipment, net		(35,124)
Due from affiliate		(10,797)
Securities, not readily marketable		(53,679)
Prepaid expenses and deposits		(154,321)
Contract Advance		(154,445)
Net capital before haircuts on securities positions		547,264
Haircuts on securities:		
Stocks		102,119
Total haircuts on securities		102,119
Net capital	$	445,145
Computation of Alternative Net Capital Requirement:		
Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
6-2/3% of net aggregate indebtedness	$	56,486
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	345,145
Excess net capital at 1000%	$	325,145
Computation of aggregate indebtedness:		
Total A.I. liabilities	$	847,292
Percentage of aggregate indebtedness to net capital		190.34%

NEWPORT COAST SECURITIES, INC.
SCHEDULE III – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

WEAVER & MARTIN

Board of Directors
Newport Coast Securities, Inc.
Irvine, California

Report of Independent Registered Public Accounting Firm
On Internal Control Structure Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Newport Coast Securities, Inc. (the Company) for the year ended December 31, 2009, We considered its internal control environment, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Make quarterly examinations, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Due to the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Further, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate as a result of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control may not disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific control does not mitigate the risk of error or fraud in amounts that would be considered material to the financial reporting of the Company. We have not identified any material weaknesses during our audit procedures, including control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate on December 31, 2009, thereby fulfilling the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than those intended.

Weaver & Martin, LLC

Weaver and Martin
Kansas City, Missouri
February 26, 2010

Newport Coast Securities, Inc.

Financial Statements

December 31, 2009

Newport Coast Securities, Inc.
Table of Contents
December 31, 2009